Filed by Plains All American Pipeline, L.P. (1-14569)
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Pacific Energy Partners, L.P. (1-31345)
Commission File No. 333-135712

FINAL
2006 Third Quarter Results Conference Call
Thursday, November 2, 2006
Chaired by
Greg L. Armstrong
Chairman and Chief Executive Officer
NOTICE: This transcript contains references to non-GAAP financial measures. For a presentation of the most directly comparable GAAP measures and a reconciliation of the two, please visit our website at www.paalp.com and click on the “Non-GAAP Reconciliation” button on the Investor Relations page.
Operator Introduction: Welcome to Plains All American Pipeline’s third-quarter 2006 results conference call. During today’s call, the participants will provide forward-looking comments on the Partnership’s outlook as well as review the results of the prior period. Accordingly, in doing so, they will use words such as “believe,” “estimate,” “expect,” “anticipate,” etc. The Partnership intends to avail itself of safe harbor provisions that encourage companies to provide this information and directs you to the risks and warnings set forth in Plains All American Pipeline’s most recently filed 10-K, 10-Q, 8-K and other current and future filings with the Securities and Exchange Commission. In addition, the Partnership encourages you to visit its website at www.paalp.com, in particular the section entitled “Non-GAAP Reconciliation,” which presents certain commonly used non-GAAP financial measures, such as EBITDA and EBIT, which may be used here today in the prepared remarks or in the Q&A session. This section also presents a reconciliation of those non-GAAP financial measures to the most directly comparable GAAP financial measures and includes a table of selected items that impact comparability with respect to the Partnership’s reported financial information. Any reference during today’s call to adjusted EBITDA, adjusted Net Income, and the like is a reference to the financial measure excluding the effect of selected items impacting comparability.
     Today’s conference call will be chaired by Greg L. Armstrong, Chairman and CEO of Plains All American Pipeline. Also participating in the call are Harry Pefanis, Plains All American’s President and COO, and Al Swanson, Plains All American’s VP — Finance. I will now turn the call over to Mr. Greg Armstrong.
     Armstrong: Thank you, Operator, and welcome to everyone. As a reminder, the slide presentation accompanying this call is available for viewing or download at our website at www.paalp.com. On a personal note, Phil Kramer, our EVP and CFO, is unable to join us today due to a family medical matter, so Al Swanson, our VP — Finance and Treasurer, will be filling in during his part of the call.

Plains All American Pipeline, L.P.	2006 Third Quarter Results Conference Call
333 Clay St., Ste. 1600	Phone: 713/646-4100 or 800/564-3036
Houston, TX 77002-4101	email: info@paalp.com

     During the third quarter, Plains All American once again delivered strong financial and operating results. As illustrated on slide 4, we reported EBITDA of $138.8 million and net income of $95.4 million, or $0.89 per diluted unit, representing increases of 33%, 38% and 13%, respectively, over similar results for the third quarter of 2005.
     Excluding the selected items impacting comparability, which in the aggregate positively affected results by a total of $7.6 million, third quarter adjusted EBITDA was $131.2 million and adjusted net income was $87.8 million, or $0.95 per diluted unit. These adjusted results represent increases of 23%, 24% and 0%, respectively, over the corresponding metrics in last year’s third quarter. Each of these financial measures exceeded the high end of the guidance that we provided on August 1, 2006. As shown on slide 5, this marks the 19th consecutive quarter that PAA has delivered solid performance relative to its financial guidance.
     I should also note that both the reported and adjusted results for the quarter include the adverse impact of an approximate $5.2 million non-cash charge primarily associated with the significant decline in oil prices during the quarter and the related decline in the valuation of working inventory volumes, including approximately $3.4 million of crude oil linefill in pipelines owned by third parties. Approximately $1.6 million of the charge relates to declines in LPG and related products prices. Although these volumes are at fixed prices, accounting rules under SFAS 133 do not allow us to offset the gain on the derivatives against the physical since these derivatives do not qualify for hedge accounting treatment.
     Before we get into the details of the quarter, let me give you a quick status report on our proposed acquisition of Pacific Energy, which is shown on slide 6. As of the end of September, we had received final clearances from the various state regulatory bodies and the SEC had declared our S-4 registration statement effective. Proxy statements were mailed to both Pacific’s and PAA’s unitholders on or about October 2nd and the unitholder meetings are scheduled for November 9th. Assuming a favorable unitholder vote, we anticipate closing the transaction within three business days of obtaining the vote.
     The remainder of today’s call will be divided into three segments:
1. First, Harry will:
a.	Review third quarter operating results;

b.	Address the major operational assumptions for fourth-quarter guidance;

c.	Provide a status report on internal growth projects and recent acquisitions; and

d.	Outline our integration plan for Pacific.
2. Second, Al will:
a.	Discuss our capitalization, liquidity and recent financing activities;

b.	Review our updated financial guidance; and

c.	Provide our preliminary thoughts regarding our anticipated segment reporting incorporating Pacific.

Plains All American Pipeline, L.P.	2006 Third Quarter Results Conference Call
333 Clay St., Ste. 1600	Phone: 713/646-4100 or 800/564-3036
Houston, TX 77002-4101	email: info@paalp.com

3.	Lastly, I will wrap-up the call with a few closing comments regarding our performance versus 2006 goals and distribution outlook.
     At the conclusion of our prepared remarks we will have a question and answer period, and a complete written transcript of the prepared comments will be posted on our website shortly after the completion of this call. In addition, our website will also provide you the option to download an audio version of the call.
     I will now turn the call over to Harry.
Pefanis: Thanks, Greg.
     Both of our segments exceeded the high end of our third quarter guidance. As I review performance today, I will be comparing our actual results to the guidance we provided on Form 8-K on August 1, 2006.
     In our Pipeline Segment, adjusted segment profit, as shown on slide 7, was $56.7 million, or $0.29 per barrel, which was $3.7 million above the high end of guidance. Overall pipeline volumes for the quarter were approximately 2.1 million barrels per day, which was substantially in line with guidance. As you can see from the slide, volumes on our major pipeline systems were relatively in line with guidance, although the Basin volumes were down slightly as we had some shippers build inventory during the quarter.
     Slide 8 shows the performance of our Gathering, Marketing, Terminalling and Storage segment. Adjusted segment profit was $72.9 million, which was approximately $2 million above the high end of our guidance range. On the same basis, our profit was approximately $1.01 per barrel. Total GMT&S volumes of 785,000 barrels per day were about 1% above guidance, with lease gathered crude oil and LPG and third party processing volumes coming in at 705,000 barrels per day and waterborne imports of foreign crude oil coming in at 80,000 barrels per day. The pronounced contango market contributed to the strong performance in this segment as well as the successful execution of our risk management strategies and an increase in foreign waterborne imports.
     Maintenance capital expenditures for the third quarter were approximately $8.2 million, which was a little high on a quarterly basis but year-to-date we are in line with our expected expenditures. We expect maintenance capital during the fourth quarter to be right around $4.0 million.
     Let me spend a moment on the major operating assumptions that are incorporated into the fourth quarter 2006 financial guidance Al will walk you through in a few minutes, which excludes any contribution from Pacific. Forecasted volumes on our major pipeline assets for the fourth quarter are as follows:
•	45,000 barrels per day on the All American system;

•	350,000 barrels per day on the Basin system;

Plains All American Pipeline, L.P.	2006 Third Quarter Results Conference Call
333 Clay St., Ste. 1600	Phone: 713/646-4100 or 800/564-3036
Houston, TX 77002-4101	email: info@paalp.com

•	185,000 barrels per day on our share of the Capline system; and

•	70,000 barrels per day on the Manito Pipeline System.
     Our guidance for the fourth quarter also incorporates:
•	650,000 barrels per day of crude oil lease gathering volumes;

•	90,000 barrels per day of LPG sales and third-party processing volumes; and

•	50,000 barrels per day of waterborne foreign crude import volumes.
     Let me now move on to our expansion capital program.
     In September, we announced that we are proceeding with the Phase VI expansion of our Cushing Terminal facility. Under the Phase VI expansion, we will construct approximately 3.4 million barrels of additional tankage. The project will expand the total capacity of the facility to 10.8 million barrels and, including manifold modifications, is expected to cost approximately $48 million. Of the $48 million total, we estimate we will spend approximately $14 million during 2006, with the remaining expenditures to be completed in 2007. We estimate that the new tankage will become operational during the fourth quarter of 2007. Notably, the Phase VI project is supported by multi-year lease agreements with customers.
     In October, we announced that we are proceeding with the Phase II development of our St. James Terminal, which is currently under construction. The initial construction of the St. James Terminal commenced in mid-2005. The facility is anticipated to become operational during the first quarter of 2007 at a total cost of approximately $93 million. The Phase II project will add 2.7 million barrels of additional tankage, expanding the total capacity to 6.2 million barrels. The cost of Phase II is estimated to be $64 million, of which approximately $12 million is expected to be spent during 2006. We estimate that the Phase II tankage will become operational during the first quarter of 2008.
     In Canada, we have completed 300,000 barrels of the 900,000 barrel expansion of our Kerrobert Terminal and the next 300,000 barrels of capacity will be completed during the fourth quarter. The final 300,000 barrels of capacity is expected to be in service during the first quarter of 2007.
     At the Pine Prairie Gas Storage Facility, owned through PAA/Vulcan Gas Storage, we have now completed the drilling of the first cavern well and are in the process of drilling the second cavern well. We also started leaching operations on cavern well #1 and construction of gas handling and compression facilities are scheduled to start in December. We are still forecasting that approximately 4 bcf of storage capacity will be in service in mid-2007, with the remaining 20 bcf of working capacity coming on line in stages throughout 2008 and 2009.
     Due to the two new expansion projects, as well as typical mid-year adjustments, our 2006 expansion capital program excluding Pacific now totals approximately $310 million, which is an increase of 35% over the $230 million program that we announced at the beginning of the year.

Plains All American Pipeline, L.P.	2006 Third Quarter Results Conference Call
333 Clay St., Ste. 1600	Phone: 713/646-4100 or 800/564-3036
Houston, TX 77002-4101	email: info@paalp.com

The major projects are listed on slide 9 along with the corresponding costs expected to be incurred in 2006.
     As we discussed in our June 12 conference call announcing the Pacific transaction, we also believe that Pacific has a very attractive inventory of growth projects that will complement our activities. We understand Pacific will be providing you with an update on their major 2006 projects in their conference call later today, and we expect to be in a position to discuss the specific projects and the timing of projects for 2007 and beyond when we hold our year-end conference call in February.
     Shifting to the acquisition front, we have closed and funded three acquisitions since June 30th.
     First, in July, we closed on the acquisition of three Gulf Coast crude oil pipeline systems from BP for an aggregate of $130 million. The majority of the cash flow associated with these assets is subject to long-term leases, so the assets will provide stable, fee-based cash flow.
     Second, in early September, we closed on the $65 million acquisition of several refined products pipeline systems from Chevron. The pipeline systems are located in West Texas and New Mexico and provide tariff-based revenue. The majority of the cash flow from these assets will be from the El Paso to Albuquerque pipeline.
     Lastly, yesterday we announced that we acquired a 50% interest in Settoon Towing LLC for approximately $33 million. Settoon Towing owns and operates a fleet of 57 transport and storage barges as well as 30 transport tugs. Its core business is the gathering and transportation of crude oil and produced water from inland production facilities across the Gulf Coast. I would point out that PAA is currently Settoon’s largest customer with 22 tugs and 22 tank barges under a five-year chartering agreement.
     Combined with the five other acquisitions that we made during the first half of the year, we have now completed eight acquisitions in 2006 for a total of $610 million. The integration for these acquisitions has either been completed or, in the case of the recent BP and Chevron transactions, is on schedule. I should also point out that these acquisitions are performing in line with our expectations.
     Before I turn it over to Al, I want to spend a few minutes discussing our integration plan for Pacific. As permitted by continuing regulatory requirements, we have been meeting with key members of the Pacific management team in order to begin planning for the integration of the two companies. Although each integration process brings its own set of unexpected challenges, we believe that, on the whole, the integration of Pacific will be less cumbersome than our integration of Link in 2004, principally due to the predominantly fee-based nature of Pacific’s assets and businesses and the lack of significant marketing activities. Our current estimate is that the integration period will be substantially completed by the end of the first quarter of 2007. We

Plains All American Pipeline, L.P.	2006 Third Quarter Results Conference Call
333 Clay St., Ste. 1600	Phone: 713/646-4100 or 800/564-3036
Houston, TX 77002-4101	email: info@paalp.com

expect to provide a more detailed status report regarding the integration on our year-end earnings call.
     With that, I will turn the call over to Al.
Swanson: Thanks, Harry.
     During my portion of the call, I will review our capitalization and liquidity at the end of the third quarter, discuss recent financing activities, walk through our updated financial guidance for 2006 and briefly discuss our anticipated plans for post-Pacific segment reporting.
     As summarized on slide 10, we maintained a strong credit profile and capital structure during the third quarter. At September 30, 2006, PAA’s long-term debt outstanding was approximately $1.2 billion, while book equity was $1.84 billion. As a result, our long-term debt-to-total capitalization ratio was approximately 39%. Our third-quarter adjusted EBITDA-to-Interest coverage ratio was approximately 6.8x, and our long-term debt to third-quarter annualized adjusted EBITDA was approximately 2.3x.
     You should keep in mind that the foregoing metrics exclude our short-term debt and contango-related interest costs. Debt classified as short-term primarily reflects borrowings under our contango facility and revolver for hedged crude oil and LPG, as well as NYMEX & IPE margin requirements. At September 30, 2006, the balance in short-term debt was approximately $994 million, a $195 million decrease relative to $1.19 billion at June 30th.
     Since June 30th, we have executed several financing transactions that I want to briefly touch on.
     In July, we sold 3.7 million common units at a price of $43.00 per unit in a direct placement to a group of institutional and private investors. Net proceeds from the transaction were $163 million, including the 2% general partner contribution and net of offering expenses.
     Also in July, we completed an extension and $600 million increase in our committed revolving credit facility, thereby significantly increasing our liquidity. This $1.6 billion credit facility matures July 2011 and has an accordion feature that enables us to increase the size to $2 billion, subject to receipt of lender commitments for the incremental amount. We also entered into a committed $1.0 billion 364-day acquisition bridge facility with a one-year term-out provision to finance the cash portion of the Pacific acquisition and enable us to maintain a high level of liquidity pending the execution of permanent financing.
     Earlier this week, we completed a $1 billion private placement of senior notes. We priced $400 million of 6.125% ten-year senior notes and $600 million of 6.65% 30-year senior notes. The net proceeds will be used to fund the cash portion of our proposed merger with Pacific, repay outstanding borrowings under our revolver and for general partnership purposes. In the meantime until closing the acquisition, the proceeds have been invested in short-term

Plains All American Pipeline, L.P.	2006 Third Quarter Results Conference Call
333 Clay St., Ste. 1600	Phone: 713/646-4100 or 800/564-3036
Houston, TX 77002-4101	email: info@paalp.com

investments and used to repay revolver borrowings on our committed credit facility. As a result of this financing, we will not need to draw down on the bridge commitment and it was terminated. If for some reason the Pacific merger does not close by February 15, 2007, we are required to redeem the notes at 101% of par value.
     Given the amount of capital we will spend this year, I wanted to take a minute to update you on our equity financing activities and the impact on our capital structure, as well as our cash flow retention. Slide 11 illustrates that despite our current forecast to spend approximately $3.3 billion in growth capital during 2006, we have maintained a strong capital structure by using cash flow in excess of distributions and proactively raising equity in lock-step with our growth.
     We have a well-defined financial growth strategy that targets funding at least 50% of acquisition and expansion capital expenditures with excess cash flow and equity. Based on our current forecast, we will have raised equity or generated excess cash flows during 2006 totaling approximately $1.56 billion. This consists of $95 million of excess equity capital we raised in late 2005, $315 million of equity capital raised in direct placements during 2006, $1.0 billion of equity that will be issued to PPX unitholders in the merger, $20 million for the 2% general partner contribution due to the issuance of the units in the merger and our current forecast of $129 million of cash flow in excess of partnership distributions during 2006.
     As a result, we anticipate exiting 2006 having achieved 94% of our stated 50% equity financing and excess cash flow funding target, and based on the preliminary guidance we have previously provided, we are well positioned to maintain a strong capital structure and credit profile in 2007. We intend to complete any remaining financing necessary to reach our target by the end of the first quarter of 2007.
     Let me now shift to a discussion of the Partnership’s financial guidance, which excludes any contribution from Pacific.
     As it relates to 2007, we have already provided preliminary 2007 guidance for PAA excluding the impact of Pacific and separately provided directional guidance for Pacific’s contribution during 2007. We do not intend to update 2007 today, but we expect to address the combined guidance during our next conference call, which will be held in February to discuss year-end results.
     Our guidance for the fourth quarter of 2006 is based on reasonable expectations of volumes and expense levels, as well as our judgments and assumptions about the potential associated with our business development activities where the outcome is less than certain at this point, including estimated contributions from certain recent acquisitions. In addition, please keep in mind that the guidance I will be providing excludes selected items that we believe affect comparability between periods. Our detailed guidance for the fourth quarter and, based on that, the expected results for the full year of 2006 was furnished via an 8-K this morning, so I will just touch on the high points, which are summarized on slide 12.

Plains All American Pipeline, L.P.	2006 Third Quarter Results Conference Call
333 Clay St., Ste. 1600	Phone: 713/646-4100 or 800/564-3036
Houston, TX 77002-4101	email: info@paalp.com

     For the fourth quarter of 2006, we guide you to an adjusted EBITDA range of $115 million to $125 million, with a midpoint of $120 million.
     For interest expense purposes, we anticipate an average long-term debt balance of approximately $1.3 billion and an all-in average interest rate of approximately 6.2% resulting in interest expense of approximately $19.3 million to $20.1 million. As a reminder, interest on contango-related borrowings is included in cost of sales because we view the interest on these borrowings as part of the inventory cost. As I will address in a moment, the range of interest expense and the average long-term debt balance does not include interest associated with the $1 billion issuance of new senior notes completed this week. Depreciation and amortization is projected to be $26.6 to $27.0 million.
     These estimates result in adjusted net income of approximately $67.9 million to $79.1 million, or approximately $0.68 to $0.81 per diluted unit.
     For the full year of 2006, based on year-to-date through September 30th and the fourth quarter guidance, we expect adjusted EBITDA to be between $479.7 million and $489.7 million, with a mid-point of $484.7 million.
     Interest expense is expected to range from approximately $71.8 million to $72.6 million. Approximately $1.3 million of 2006’s projected interest expense is expected to be non-cash as it relates to the amortization of deferred amounts associated with terminated interest-rate hedges.
     Based on these estimates, we forecast adjusted net income of approximately $313.0 million to $324.2 million for the full-year 2006, or $3.49 to $3.62 per diluted unit.
     Consistent with past practice, we do not attempt to forecast any potential impact related to SFAS 133, as we have no way to control or forecast crude oil prices on the last day of each quarterly period. Accordingly, the guidance I provided for the fourth quarter excludes any potential gains or losses associated with this accounting statement.
     As I mentioned a moment ago, the fourth-quarter interest expense guidance does not include interest associated with the $1 billion principal amount of notes issued earlier this week, nor have we included in our adjusted numbers the income earned on investing the proceeds pending the completion of the Pacific acquisition. The indenture governing the notes requires us to call the notes at 101% of par if the acquisition is not completed by February 15, 2007. Since we have not included anything for Pacific in our guidance, we believe it is consistent to exclude the interest expense and corresponding investment income associated with the Notes. As such, in the 8-K furnished this morning, we have identified it as a selected item impacting comparability, and excluded it in our adjusted net income amount. For more detail on these projections as well as other assumptions, I would once again direct you to the 8-K.
     Before I turn the call back over to Greg, I would like to briefly discuss our segment reporting.

Plains All American Pipeline, L.P.	2006 Third Quarter Results Conference Call
333 Clay St., Ste. 1600	Phone: 713/646-4100 or 800/564-3036
Houston, TX 77002-4101	email: info@paalp.com

     On our last conference call, Phil touched on the fact that our GMT&S segment has experienced significant growth over the last several years, supported by a sizable portfolio of hard assets and linefill. In addition, we have also increased the amount of fee-based activities that are included in this segment. Prior to pursuing the Pacific transaction, we were in the process of evaluating alternative reporting metrics to enable us to better monitor this aspect of our operations. Given the extremely high percentage of Pacific’s cash flow from tariff and fee-based activities, we feel that it will even further support our desire to reconfigure our segment reporting to provide more clarity with respect to managing our fee-based vs. non-fee-based activities.
     Based on our internal discussions to date, we are considering dividing our business into the following three segments:
1.	Transportation — would include our pipeline tariff revenue and margin activities, pipeline leases, barging revenue, third-party trucking revenue and the equity earnings from our investments in the Butte and Frontier pipeline systems and Settoon Towing.

2.	Facilities — would include leases of storage capacity, throughput revenue, fractionation facility revenue, LPG facilities, and the equity earnings from our investment in PAA/Vulcan Gas Storage.

3.	Marketing — would include our purchases, sales, exchanges and buy/sell exchanges of crude and LPG, quality arbitrages, merchant activities including contango storage and trucking activities for PAA (netted with purchases and sales).
     The intent is to capture our fee-based activities in the Transportation and Facilities segments. Our more market-influenced activities will be captured in the Marketing segment; however, I would point out that these activities are still underpinned by a substantial asset portfolio, including storage tanks and linefill. We expect to provide additional details on the potential revisions to our segment reporting in conjunction with our year-end conference call in late February.
     With that, I’ll now turn the call over to Greg.
Armstrong: Thanks, Al.
     As we indicated in today’s press release, 2006 is on course to become our most productive year yet. At the beginning of this year we shared with you five specific goals for PAA in 2006. These goals are listed on slide 13. I am pleased to report that with approximately two months remaining in the year we are on track to achieve or exceed each of these goals. In a few cases, the objectives have already been accomplished.
     The details of our performance against these goals are also listed on slide 13. To summarize, based on our current EBITDA guidance mid-point for 2006 we will exceed our original 2006

Plains All American Pipeline, L.P.	2006 Third Quarter Results Conference Call
333 Clay St., Ste. 1600	Phone: 713/646-4100 or 800/564-3036
Houston, TX 77002-4101	email: info@paalp.com

guidance by 22% excluding contributions from unforecasted acquisitions. Including contributions from unforecasted acquisitions, our EBITDA will exceed original guidance by 33%.
     We have completed $610 million of strategic and accretive acquisitions as of November 2nd, and upon consummation of the Pacific transaction, the total will climb to $3.0 billion. Our 2006 capital program expanded throughout the year as we added new growth projects, increasing 35% from $230 million to $310 million. Collectively, these acquisitions and internal growth projects provide a very solid foundation of growth for several years to come.
     With respect to partnership distributions, effective with the payment of the third quarter distribution on November 14th, we will have paid out $2.87 per unit in distributions in 2006, which represents an 11.5% increase over distributions paid in 2005.
     I think it is very important to reinforce that we are committed to maintaining a strong capital structure and credit profile and to funding at least 50% of our acquisitions and expansion capital programs with cash flow and equity. In that regard, despite being on track to incur aggregate capital expenditures of $3.3 billion in 2006, we expect to end the year with a strong capital structure and a high level of liquidity.
     I think it is very notable that even after increasing our distribution 11.5% in 2006, our forecasted cash flow in excess of distributions is expected to be approximately $129 million for the year. By reinvesting this excess cash flow and raising equity in a timely manner, we have been able to grow the Partnership’s base EBITDA, grow our distribution and still maintain a very strong capital structure and credit profile.
     All in all, we are extremely pleased with our performance during 2006. Looking forward, we believe the partnership is well positioned for continued growth and we have announced our intention to recommend an increase in the partnership’s annualized distribution to $3.20 per unit for the first quarter following the closing of the Pacific transaction.
     Without question, we have some challenges in front of us to integrate the Pacific assets and operations. However, we believe the skill sets developed by PAA’s management team and the experience they have gained from integrating and optimizing over 40 acquisitions over the last eight years position us to be equal to the challenge.
     As we look at 2007 and beyond, we believe the cash flow contributions and synergies provided by the Pacific assets and businesses, in combination with the other acquisitions we completed in 2006 and our ongoing expansion projects will support our efforts to deliver 7% to 9% annual distribution growth for the next several years, while maintaining prudent distribution coverage and a strong capital structure.

Plains All American Pipeline, L.P.	2006 Third Quarter Results Conference Call
333 Clay St., Ste. 1600	Phone: 713/646-4100 or 800/564-3036
Houston, TX 77002-4101	email: info@paalp.com

     We thank you for your continued support of the Partnership and look forward to updating you on our progress on these challenges and outlining our 2007 goals in our year-end call in February.
     That wraps up the items on our agenda. Due to the SEC regulations surrounding the Pacific merger, the audio replay of this call and the Q&A transcript will not be available until tomorrow in order to allow for enough time to transcribe the content and meet required filing obligations. However, a complete written transcript of the prepared comments for this call will be posted on our website at www.paalp.com very shortly.
     Operator, at this time, please open the call up for questions.

Plains All American Pipeline, L.P.	2006 Third Quarter Results Conference Call
333 Clay St., Ste. 1600	Phone: 713/646-4100 or 800/564-3036
Houston, TX 77002-4101	email: info@paalp.com

Investor Notice
     Plains All American Pipeline, L.P. has filed with the Securities and Exchange Commission a registration statement on Form S-4 (as the same may be supplemented or amended, Registration No. 333-135712) containing the joint proxy statement/prospectus of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. and other documents in relation to the merger between Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. Investors and security holders are urged to read carefully these documents because they contain important information regarding Plains All American Pipeline, L.P., Pacific Energy Partners, L.P. and the merger. A definitive joint proxy statement/prospectus has been sent to security holders of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. seeking their approval of the transactions contemplated by the merger agreement. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents containing information about Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P., without charge, at the SEC’s website at www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the definitive joint proxy statement/prospectus may also be obtained free of charge by directing a request to the respective partnerships as follows: Information regarding Plains All American Pipeline can be obtained by contacting its investor relations department at 713-646-4100 or by accessing its website at www.paalp.com, and information regarding Pacific Energy Partners can be obtained by contacting its investor relations department at 562-728-2871 or by accessing its website at www.PacificEnergy.com.
     Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. and the officers and directors of the respective general partners of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in Plains All American Pipeline, L.P.’s and Pacific Energy Partners, L.P.’s respective Annual Reports on Form 10-K and Form 10-K/A filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus.
     This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.